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                                  EXHIBIT 99.4

                              CONSENT OF ROD COOPER
                      TO BEING NAMED AS A QUALIFIED PERSON


February 16, 2006

I hereby consent to being named and identified as a "qualified person" in connection with the December 31, 2004 resource and reserve estimates in the Annual Information Form for the year ended December 31, 2004 (the "AIF") and the annual report on Form 40-F of Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the information contained in the annual report on Form 40-F, and the Registration Statements on Form S-8 (Registration Statement Nos. 333-110208, 333-05776, 033-93926,
033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) of Kinross
Gold Corporation.

For the purposes of section 10.4(2) of National Instrument 44-101, I confirm that I have read the AIF and I have no reason to believe that there are any misrepresentations in the information contained therein that are derived from information I have prepared.

Sincerely,

/s/ Rod Cooper
Rod Cooper, P. Eng